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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2003

Allstream Inc.
(Translation of registrant's name into English)

Suite 1600
200 Wellington Street West
Toronto, Ontario
Canada M5V 3G2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLSTREAM INC. (Registrant)
Date: December 16, 2003
	By:	/s/ SCOTT EWART Name: Scott Ewart Title: Senior Vice President, General Counsel, Secretary & Chief Privacy Officer

Allstream implements innovative web solution for CATAAlliance

Online content management solution gives CATAAlliance members self-service resources to drive business growth

TORONTO, ON (December 16, 2003) — Allstream (TSX: ALR.A, ALR.B; NASDAQ: ALLSA, ALLSB), a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services, today announced that it has launched a new, online information delivery service for the CATAAlliance, Canada's leading entrepreneurial technology alliance. This solution converts the organization's web site into a highly functional eBusiness tool to help its members achieve business growth.

Allstream's IT Services division has designed a web solution to support CATAAlliance's business objective to help Canadian high technology companies become more globally competitive by providing them with self-service tools to prepare and distribute communications to potential customers.

Allstream built the new web site based on award winning software by Maestro CMS. Utilizing Maestro CMS's innovative content management software, the CATAAlliance web site has been transformed into a member-updateable information delivery vehicle by which individual members can readily contribute and manage content, schedule marketing or media events, and personalize subscriptions for members and guests.

For example, a member can prepare a communiqué about a company's product launch on the CATAAlliance site with easy-to-use authoring tools and then link to the CATAAlliance news room, newswire service offerings, and distribute materials to CATAAlliance's database of 17,000 executive subscribers.

Allstream's solution provides distinct advantages for CATAAlliance:

•
It lets members rapidly deliver and update timely business content while eliminating the administrative burden for the association;

•
The system also lets members precisely customize their own subscriber lists so that they can target audiences for each communication;

•
The web service is based on non-intrusive software hosted outside of CATAAlliance's own network, providing a simple, turn-key web service without requiring significant installation or maintenance resources.

"Allstream took the time to really understand our priorities and the value we wanted to provide to our members," said John Reid, President, CATAAlliance. "They were able to design a service that improves connectivity to our members, reduces administrative costs and moves us from passive to active use of web technologies that support our members' business growth. We've created a dynamic online community of companies that expands the power of each individual member."

"Our goal is to partner with clients to help them leverage technologies to compete effectively," said Dean Prevost, Executive Vice President and President, IT Services, Allstream. "We're especially proud that our team was able to customize and deploy a truly 'best practice' web service that will help CATAAlliance's members become more globally effective and better able to market their products and services around the world."

About Allstream

Allstream is a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services. Allstream collaborates with customers to create tailored business solutions that meet their unique needs and help them compete more effectively. Spanning more than 18,800 kilometres, Allstream has an extensive broadband fibre-optic network and the greatest reach of any competitive carrier in Canada, and provides international connections through strategic partnerships and interconnection agreements with other international service providers. Allstream has approximately 4,000 employees and is a public company with its stock traded on the Toronto Stock Exchange under the symbols ALR.A and ALR.B and the NASDAQ National Market system under the symbols ALLSA and ALLSB. Visit Allstream's website, www.allstream.com for more information about the company.

Note to Allstream Investors

This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the United States Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond the Company's control, and that future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained on page 1 of the Company's Annual Information Form dated May 2, 2003, which is filed with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

About CATAAlliance

Established in 1977, CATAAlliance is a business development association dedicated to stimulating global growth for technology enterprises through the promotion of strategic partnerships, technological innovation and entrepreneurial values. CATAAlliance provides business information, support and advocacy services to help grow the global competitiveness of its members, representing Candian high technology companies of all sizes. More information about CATAAlliance can be found on the CATAAlliance web site: www.cata.ca.

For additional information, please contact:

Media:
May Chong, Allstream
416-345-2342, may.chong@allstream.com

Investors and Analysts:
Brock Robertson, 416-345-3125, brock.robertson@allstream.com
Dan Coombes, 416-345-2326, dan.coombes@allstream.com

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SIGNATURES
Online content management solution gives CATAAlliance members self-service resources to drive business growth